Hanwha SolarOne Reports Second Quarter
2011 Results

SHANGHAI,  August 24, 2011  -- Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended June 30, 2011.  The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on August 24, 2011.  A slide presentation with details of the results will also be available on the Company’s website prior to the call.

SECOND QUARTER 2011 HIGHLIGHTS

•	Total net revenues were RMB1,791.2 million (US$277.1 million), a decrease of 18.4% from 1Q11 and an increase of 2.2% from 2Q10.
•	PV module shipments, including module processing services, reached 205.9 MW, a decrease of 17.1% from 248.5 MW in 1Q11 and relatively flat compared with 2Q10.
•	Average selling price (“ASP”), excluding module processing services, decreased to RMB10.09 per watt (US$1.56) from RMB11.23 per watt in 1Q11.
•	Gross profit decreased 60.8% to RMB139.9 million (US$21.6 million) from RMB356.9 million in 1Q11, and decreased 62.1% from RMB368.8 million in 2Q10.
•
Gross margin decreased to 7.8% from 16.3% in 1Q11, primarily due to a combination of a decline in ASP and an increase in the blended cost of goods sold (“COGS”) as a result of lower manufacturing utilization. Gross margin in 2Q10 was 21.0%.

•
The Company recorded an operating loss of RMB32.3 million (US$5.0 million) compared with an operating profit of RMB253.9 million in 1Q11 and RMB274.3 million in 2Q10. The sequential decrease in operating profit was primarily due to the lower gross profit and higher operating expenses as the Company continued to invest in personnel, management systems, branding and technology, and to one-time severance expenses paid to former management..

•	Operating margin was negative 1.8% in 2Q11 as compared to 11.6% in 1Q11 and 15.7% in 2Q10.
•
Net loss attributable to shareholders on a non-GAAP basis[1] was RMB64.9 million (US$10.0 million),  compared with net income attributable to shareholders of RMB154.4 million in 1Q11 and RMB231.7 million in 2Q10.

•	Net loss per basic ADS on a non-GAAP basis[1] was RMB0.77 (US$0.12), compared with net income per basic ADS on a non-GAAP basis of RMB1.84 in 1Q11 and RMB4.00 in 2Q10.
•
Net loss attributable to shareholders on a GAAP basis was RMB69.0 million (US$10.7 million), compared with net income attributable to shareholders of RMB149.4 million and RMB272.8 million in 1Q11 and 2Q10, respectively.

•	Net loss per basic ADS on a GAAP basis was RMB0.82 (US$0.13), compared with net income per basic ADS on a GAAP basis of RMB1.78 in 1Q11 and RMB4.71 in 2Q10.
•	Annualized Return on Equity (“ROE”) on a non-GAAP basis[1] was negative 5.2% in 2Q11, compared with 12.6% in 1Q11 and 35.9% in 2Q10.
•	Annualized ROE on a GAAP basis was negative 5.2% in 2Q11, compared with 11.3% in 1Q11 and 35.2% in 2Q10.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne, commented, "We were not insulated from the difficult operating environment during the second quarter. Regulatory changes in Italy, rapidly falling module prices, industry overcapacity and large channel inventories all negatively affected our second quarter results. We consciously reduced our manufacturing activities for a period of time to control expenses, manage working capital, and prevent the build-up of high cost inventory. We did not retreat from our aggressive posture towards the future. We moved forward with our capacity expansion plan, invested in management systems and personnel and made good progress in branding initiatives and research and development. We expect that demand will improve for the remainder of the year.”

1  All non-GAAP numbers used in this press release exclude the accounting impact from applying ASC 815-40, which relates to the accounting treatment for the convertible bonds, the incremental tax expenses recognized in connection to the uncertain tax position of the Company’s subsidiary, and also the severance payment to the previous executives and its tax effect.   Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results. Non-GAAP financial results for prior quarters have been adjusted for comparability with the current quarter.

SECOND QUARTER 2011 RESULTS

•
Total net revenues were RMB1,791.2 million (US$277.1 million), a decrease of 18.4% from RMB2,194.8 million in 1Q11 and an increase of 2.2% from 2Q10. The decrease compared with 1Q11 was primarily due to lower shipments, and lower ASP..

•	Revenue contribution from PV module processing services as a percentage of total net revenues was 6.8%, compared with 10.7% in 1Q11 and 11.9% in 2Q10.
•
PV module shipments, including module processing services, were 205.9 MW, a decrease of 17.1% from 248.5 MW in 1Q11 and 204.6 MW in 2Q10. The decrease was due to soft market demand early in the quarter and the Company’s decision to reduce manufacturing utilization in light of the rapidly falling selling prices.

•
The United States market continued its strong momentum, accounting for 30% of total 2Q11 shipments, an increase from 10% in 1Q11. Module shipments attributable to Germany decreased to 21% in 2Q11 from 39% in 1Q11, as we believe customers there were deferring their purchases in anticipation of a more favorable module price considering that the German government recently announced the lower Feed-In-Tariff (“FIT”) structure. Italy decreased from 11% in 1Q11 to 5% in 2Q11, largely due to the pending regulatory changes reducing FIT incentives. China declined to 4% versus 9% quarter-over-quarter, as pricing in that market was low relative to others. Other notable new markets were Canada and India, each with 4% of total shipments. Australia remained a consistently strong market for the Company, at 11% of shipments in 2Q11.

•
ASP, excluding module processing services, decreased to RMB10.09 per watt (US$1.56) from RMB11.23 per watt in 1Q11, as a result of industry supply/demand imbalance, and FIT reductions in Germany and Italy.

•	Gross profit decreased 60.8% to RMB139.9 million (US$21.6 million) from RMB356.9 million in 1Q11 and decreased 62.1% from RMB368.8 million in 2Q10.
•
Gross margin decreased to 7.8% from 16.3% in 1Q11, primarily due to a combination of a decline in ASP and an increase in the blended COGS as a result of lower manufacturing utilization. Gross margin in 2Q10 was 21.0%.

•
The blended COGS per watt, excluding module processing services, was US$1.44, representing a 0.7% increase from US$1.43 in 1Q11 The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells, as well as freight costs.

•
The production cost (including both silicon and non-silicon costs) using internal wafers was US$1.32 per watt, representing a 3.9% increase from US$1.27 per watt in 1Q11.  The increase was primarily due to a slight increase in the price of polysilicon and lower manufacturing utilization. The cost of polysilicon used in our production increased to US$74/kg in 2Q11 from US$73/kg in 1Q11. The Company expects the price of polysilicon will decline in 3Q11.

•
The Company recorded an operating loss of RMB 32.3million ( US$5.0 million) compared to an operating profit of RMB253.9 million in 1Q11. In 2Q10, the operating profit was RMB274.3 million and the operating margin was 15.7%.

•
Operating expenses as a percentage of total net revenues were 9.6% in 2Q11, compared with 4.7% in 1Q11 and 5.4% in 2Q10. The higher operating expenses in 2Q11 compared with 1Q11 were primarily due to increased spending on branding, research and development and severance ( net of tax effect ) of US$4.4 million. Interest expense was RMB40.3 million (US$6.2 million), compared with RMB41.8 million in 1Q11 and RMB40.2 million in 2Q10.

•
The Company recorded a foreign exchange gain and loss on change in fair value of derivatives of RMB38.2 million (US$5.9 million), compared with a foreign exchange gain and loss on change in fair value of derivatives of RMB36.8 million in 1Q11.

•
Gain from the change in fair value of the conversion feature of the Company's convertible bonds was RMB51.9 million (US$8.0 million), compared with a gain of RMB47.9 million in 1Q11 and a gain of RMB57.8 million in 2Q10. The fluctuations resulting from applying ASC 815-40 were primarily due to changes in the Company's ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	Income tax expense in 2Q11 decreased to RMB16.1 million (US$2.5 million) compared with RMB84.3 million in 1Q11 and RMB52.2 million in 2Q11.
•
Net loss attributable to shareholders on a non-GAAP basis[1] was RMB64.9 million (US$10.0 million), compared with net income attributable to shareholders of RMB154.4 million in 1Q11 and RMB231.7 million in 2Q10.

•	Net loss per basic ADS on a non-GAAP basis[1] was RMB0.77 (US$0.12).The Company recorded a net income per basic ADS on a non-GAAP basis of RMB1.84 in 1Q11 and RMB4.00 in 2Q10.
•	Net loss attributable to shareholders on a GAAP basis was RMB69.0 million (US$10.7 million), compared with net income of RMB149.4 million in 1Q11.
•	Net loss per basic ADS on a GAAP basis was RMB0.82 (US$0.13), compared with net income per basic ADS of RMB1.78 in 1Q11 and RMB4.71 for 2Q10.
•	Annualized ROE on a non-GAAP basis[1] was negative 5.2% in 2Q11, compared with 12.6% in 1Q11 and 35.9 % in 2Q10.
•	Annualized ROE on a GAAP basis was negative 5.2% in 2Q11, compared to 11.3% in 1Q11 and 35.2% in 2Q10.

FINANCIAL POSITION

As of June 30, 2011, the Company had cash and cash equivalents of RMB1,485.7 million (US$229.9 million) and net working capital of RMB1,850.0 million (US$286.2 million), compared with cash and cash equivalents of RMB1,354.4 million and net working capital of RMB2,486.3 million as of March 31, 2011.  Total short-term bank borrowings and the current portion of long-term bank borrowings was RMB1,093.6 million (US$169.2 million), compared with RMB987.2 million as of March 31, 2011. The increase was because the Company drew down some of its bank credit facilities to finance its 2011 capital expenditure program.

As of June 30, 2011, the Company had total long-term debt of RMB995.9 million (US$154.1 million), which was comprised of both the non-current portion of long-term bank borrowings and convertible bonds. The Company's long-term bank borrowings are to be repaid in installments until their maturities in 2012, 2014 and 2015. Holders of the convertible bonds, which have a final maturity in 2018, have an option to require the Company to redeem the bonds on January 15, 2015.

Net cash generated from operating activities in 2Q11 was RMB443.8 million (US$68.7 million), compared with net cash used from operating activities of RMB67.5 million in 1Q11. Net cash generated from operating activities in 2Q10 was RMB417.5 million.

As of June 30, 2011, accounts receivable were RMB1,300.8 million (US$201.3 million) compared with RMB1,722.0 million as of March 31, 2011.  Days sales outstanding increased to 76 days in 2Q11 from 62 days in 1Q11 and 48 days in 2Q10.

As of June 30, 2011, inventories decreased to RMB885.0 million (US$136.9 million) from RMB990.7 million as of March 31, 2011. Days inventory was 51 days in 2Q11 compared with 44 days in 1Q11 and 43 days in 2Q10.

Capital expenditures were RMB701.8 million (US$108.6 million) in 2Q11 as the Company made significant additions to manufacturing capacity.

CAPACITY EXPANSION

Details on the Company's annual production capacities and expected annual production capacities as of end of the stated quarters are as follows:

Capacity ramp-up plan

		End of Q4 2010	End of Q1 2011	End of Q2 2011	End of Q3 2011 (Projected)	End of Q4 2011 (Projected)
Ingot	MW	400	400	415	650	1,000
Wafer	MW	400	450	500	850	1,000
Cell	MW	600	650	750	1,100	1,300
Module	MW	900	900	1,100	1,500	1,500

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the full year 2011, the Company expects:

•	Module shipments to be at the lower end of the previously announced range of 1GW to 1.2GW, of which about 20 to 25% will be for PV module processing services.
•	Capital expenditures to be approximately US$400 million.

CONFERENCE CALL

The Company will host a conference call to discuss their results at 8:00 AM Eastern Standard Time (8:00 PM Shanghai Time) on August 24, 2011.

Mr. Ki-Joon HONG, Chairman and CEO and, Mr. Jung Pyo SEO, Chief Financial Officer, Mr. Sungsoo LEE, Chief Strategy Officer and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number: +1 866 271 6130
•	International dial-in number: +1 617 213 8894
•	China Toll Free Number (North): +10 800 152 1490
•	China Toll Free Number (South): +10 800 130 0399
•	China Toll Free Number (South): +10 800 852 1490

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number: 1 888 286 8010
•	International dial-in number: +1 617 801 6888

Passcode: 90823036

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of June 30, 2011, which was RMB 6.4635 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2011 or at any other date.  The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40, ASC 740-10-25 and ASC 712-10-25 had not been recorded.  Prior quarter non-GAAP financial measures were adjusted to include the accounting impact of ASC 740-10-25 to ensure comparability of current quarter non-GAAP financial measures. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements.  These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 2Q and full-year 2011 estimates for PV product shipments and production capacities. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  The Company produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Hanwha SolarOne partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Hanwha SolarOne maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Hanwha SolarOne embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:
Paul Combs
V.P. Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86 21 3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  +85 2 9212 0684
E-mail:  tfleming@ChristensenIR.com

Hanwha SolarOne Co., Ltd.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

	December 31	March 31	June 30	June 30
	2010	2011	2011	2011
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000
ASSETS
Current assets
Cash and cash equivalents	1,630,777	1,354,392	1,485,677	229,856
Restricted cash	100,490	152,636	175,468	27,148
Derivative contracts	7,489	14,258	-	-
Accounts receivable, net	1,282,807	1,722,038	1,300,806	201,254
Notes receivable	10,000	-	49,301	7,628
Inventories, net	790,773	990,708	884,950	136,915
Advance to suppliers, net	764,063	825,224	654,457	101,254
Other current assets	255,432	243,377	331,916	51,351
Deferred tax assets - net	91,611	94,453	107,480	16,629
Amount due from related parties	27,819	17,347	87,629	13,558

Total current assets	4,961,261	5,414,433	5,077,684	785,593

Non-current assets
Fixed assets – net	2,084,027	2,774,846	3,640,475	563,236
Intangible assets – net	205,763	204,669	203,576	31,496
Goodwill	134,735	134,735	134,735	20,845
Deferred tax assets - net	16,759	18,477	19,617	3,035
Long-term deferred expenses	27,273	25,578	23,642	3,658
Amount due from related parites	15,000	10,000	5,000	774
Long-term prepayment	394,282	469,788	451,208	69,809

Total non-current assets	2,877,839	3,638,093	4,478,253	692,853

TOTAL ASSETS	7,839,100	9,052,526	9,555,937	1,478,446

LIABILITIES
Current liabilities
Derivative contracts	8,047	40,424	50,882	7,872
Short-term bank borrowings	318,919	777,214	888,634	137,485
Long-term bank borrowings, current portion	215,000	210,000	205,000	31,717
Accounts payable	478,129	1,001,172	1,053,507	162,993
Notes payable	181,265	263,309	370,046	57,252
Accrued expenses and other liabilities	404,826	387,889	374,707	57,972
Customer deposits	33,538	50,329	46,432	7,184
Unrecognized tax benefit	143,473	173,585	178,589	27,630
Amount due to related parties	13,183	24,183	59,869	9,263

Total current liabilities	1,796,380	2,928,105	3,227,666	499,368

Non-current liabilities
Long-term bank borrowings	135,000	90,000	372,694	57,661
Convertible bonds	687,435	658,143	623,158	96,412
Deferred tax liabilities	25,977	25,829	25,682	3,973

Total non-current liabilities	848,412	773,972	1,021,534	158,046

TOTAL LIABILITIES	2,644,792	3,702,077	4,249,200	657,414

Redeemable ordinary shares	55	55	55	9

EQUITY
Shareholders’ equity
Ordinary shares	314	314	314	49
Additional paid-in capital	3,956,953	3,963,670	3,988,912	617,144
Statutory reserves	170,000	198,141	207,691	32,133
Retained earnings	1,066,986	1,188,269	1,109,765	171,697

Total shareholders’ equity	5,194,253	5,350,394	5,306,682	821,023

TOTAL EQUITY	5,194,253	5,350,394	5,306,737	821,032

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	7,839,100	9,052,526	9,555,937	1,478,446

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares (ADS) and per share (ADS) data

		For the three months ended
	June 30	March 31	June 30	June 30
	2010	2011	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Net revenues	1,752,708	2,194,830	1,791,179	277,122

Cost of revenues	(1,383,868)	(1,837,976)	(1,651,310)	(255,482)

Gross profit	368,840	356,854	139,869	21,640

Operating expenses
Selling expenses	(39,238)	(34,870)	(38,929)	(6,023)
G&A expenses	(42,092)	(61,949)	(113,903)	(17,622)
R&D expenses	(18,290)	(8,601)	(19,804)	(3,064)
Government grant	5,104	2,438	507	78

Total operating expenses	(94,516)	(102,982)	(172,129)	(26,631)

Operating profit	274,324	253,872	(32,260)	(4,991)

Interest expenses	(40,230)	(41,809)	(40,282)	(6,232)
Interest income	1,285	4,059	2,619	405
Exchange gain (loss)	(82,258)	16,656	3,147	487
Gain (loss) on change in fair value of derivative	97,312	(53,492)	(41,374)	(6,401)
Gain (loss) on change in conversion feature fair value of convertible bond	57,765	47,898	51,860	8,024
Other income	9,196	9,010	6,864	1,062
Other expenses	(484)	(2,474)	(3,468)	(537)
Government grant	8,091	-	-	-

Net income before income tax	325,001	233,720	(52,894)	(8,183)

Income tax expenses	(52,163)	(84,296)	(16,060)	(2,485)

Net income	272,838	149,424	(68,954)	(10,668)

Net income attributable to shareholders	272,838	149,424	(68,954)	(10,668)

Net income per share
Basic	0.94	0.36	(0.16)	(0.03)
Diluted	0.73	0.29	(0.16)	(0.03)

Shares used in computation
Basic	289,851,889	419,408,428	419,536,540	419,536,540
Diluted	335,514,967	465,445,803	419,536,540	419,536,540

Net income per ADS
Basic	4.71	1.78	(0.82)	(0.13)
Diluted	3.63	1.46	(0.82)	(0.13)

ADSs used in computation
Basic	57,970,378	83,881,686	83,907,308	83,907,308
Diluted	67,102,993	93,089,161	83,907,308	83,907,308

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

		For the three months ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Cash flow from operating activities
Net income	272,838	149,424	(68,954)	(10,668)

Adjustments to reconcile net income (loss) to net cash
provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	(19,644)	25,608	24,716	3,824
Amortization of convertible bonds discount	14,693	18,607	16,874	2,611
Changes in fair value of conversion feature of convertible bonds	(57,765)	(47,898)	(51,860)	(8,023)
Loss from disposal of fixed assets	105	201	3	-
Depreciation and amortization	44,900	52,464	54,362	8,411
Amortization of long-term deferred expenses	1,796	1,695	1,936	300
Provision for doubtful debt of advance to suppliers	-	-	-	-
Reversal of doubtful debt for accounts receivable	-	-	-	-
Provision for doubtful debt of accounts receivable	-	-	1,462	226
Write down of inventories	19,881	37,953	44,474	6,881
Stock compensation expense	7,492	5,504	25,321	3,918
Warranty provision	13,038	15,805	20,895	3,233
Warranty reversal	-	(8,733)	(8,038)	(1,244)
Deferred tax benefit	8,314	(4,707)	(14,315)	(2,215)
Unrecognized tax benefit	-	30,112	5,004	774
Changes in operating assets and liabilities
Restricted cash	(16,022)	(32,144)	14,120	2,185
Inventory	109,394	(237,889)	61,285	9,481
Account and notes receivables	20,019	(429,231)	370,469	57,317
Advances to suppliers	41,322	(61,161)	170,767	26,420
Other current assets	(921)	12,056	(88,540)	(13,699)
Long-term prepayment	-	(75,506)	18,580	2,875
Amount due from related parties	(9,489)	15,472	(65,282)	(10,100)
Accounts and notes payable	(80,216)	460,789	(94,954)	(14,691)
Accrued expenses and other liabilities	44,919	(23,752)	(26,306)	(4,070)
Customer deposits	(18,683)	16,791	(3,897)	(603)
Amount due to related parties	21,504	11,000	35,686	5,521

Net cash provided (used) in operating activities	417,475	(67,540)	443,808	68,664

Cash flows from investing activities
Acquisition of fixed assets	(188,170)	(598,094)	(664,873)	(102,866)
Change of restricted cash	(6,140)	(20,002)	(36,952)	(5,717)
Acquisition of intangible assets	(140)	-	-	-

Net cash provided (used) in investing activities	(194,450)	(618,096)	(701,825)	(108,583)

Cash flows from financing activities
Proceeds from share lending	-	9	-	-
Proceeds from exercise of stock option	751	947	188	29
Proceeds from short-term bank borrowings	97,143	666,561	477,646	73,899
Proceeds from long-term bank borrowings	-	-	327,694	50,699
Payment of short term bank borrowings	(349,290)	(208,266)	(366,226)	(56,661)
Payment for long term bank borrowings	(22,500)	(50,000)	(50,000)	(7,736)

Net cash provided (used) by financing activities	(273,896)	409,251	389,302	60,230

Net increase (decrease) in cash and cash equivalents	(50,871)	(276,385)	131,285	20,311

Cash and cash equivalents at the beginning of period	936,313	1,630,777	1,354,392	209,545

Cash and cash equivalents at the end of period	885,442	1,354,392	1,485,677	229,856

Supplemental disclosure of cash flow information:
Interest paid	13,731	29,249	10,857	1,680
Income tax paid	31,542	51,522	85,490	13,227
Realized gain/(loss) from derivative contracts	77,668	(27,884)	(16,657)	(2,577)
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	16,332	144,298	254,026	39,302

	For the three months ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(loss)	231.7	154.4	(64.9)	(10.0)

Fair value changes of the conversion features of the Convertible bonds	57.8	47.9	51.9	8.0

Accretion of interest of the Convertible bonds	(16.7)	(22.8)	(22.5)	(3.5)

Unrecognized tax benefit (Note)	-	(30.1)	(5.0)	(0.8)

Severance fee to previous senior management	-	-	(32.6)	(5.0)

Tax impact of severance fee to previous senior management	-	-	4.1	0.6

GAAP net income/(loss)	272.8	149.4	(69.0)	(10.7)

	For the three months ended
	June 30, 2010	March 31, 2011	June 30, 2011	June 30, 2011
	(RMB)	(RMB)	(RMB)	(USD)

Non GAAP net income per ADS - Basic	4.00	1.84	(0.77)	(0.12)

Fair value changes of the conversion features of the Convertible bonds	1.00	0.57	0.62	0.10

Accretion of interest of the Convertible bonds	(0.29)	(0.27)	(0.27)	(0.04)

Unrecognized tax benefit (Note)	-	(0.36)	(0.06)	(0.02)

Severance fee to previous senior management	-	-	(0.39)	(0.06)

Tax impact of severance fee to previous senior management	-	-	0.05	0.01

Net profit contributed to shareholders per ADS - Basic	4.71	1.78	(0.82)	(0.13)

ADS (Basic)	57,970,378	83,881,686	83,907,308	83,907,308

	For the three months ended			Annualized for Q2 2010	Annualized for Q1 2011	Annualized for Q2 2011
	June 30, 2010	March 31,2011	June 30, 2011	June 30, 2010	March 31, 2010	June 30, 2011

Non-GAAP Return on Equity	8.97%	3.14%	-1.31%	35.88%	12.56%	-5.24%

Fair value changes of the conversion features of the Convertible bonds	0.36%	0.69%	1.07%	1.44%	2.77%	4.28%

Accretion of interest of the Convertible bonds	-0.54%	-0.43%	-0.43%	-2.16%	-1.73%	-1.69%

Unrecognized tax benefit (Note)	-	-0.57%	-0.09%	-	-2.28%	-0.37%

Severance fee to previous senior management	-	-	-0.61%	-	-	-2.45%

Tax impact of severance fee to previous senior management	-	-	0.08%	-	-	0.31%

GAAP Return on equity	8.79%	2.83%	-1.29%	35.16%	11.32%	-5.16%

Note:

It relates to the incremental tax expenses for an uncertain tax position of the Company's subsidiary as to whether the subsidiary continues to satisfy the criteria as a High and New Technology Enterprise (“HNTE”).